UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-54C
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NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940
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The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

NEWTEK BUSINESS SERVICES CORP.
(Name of Company)
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NEWTEK BUSINESS SERVICES CORP.
4800 T Rex Avenue, Suite 120, Boca Raton, Florida 33431
(Address of Principal Business Office)

(212) 356-9500
Telephone number (including area code)

814-01035
File Number under the Securities Exchange Act of 1934
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In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐ A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.
☐ B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.
☐ C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.
☒ D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.
☐ E. The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.
☐ F. Other. Explain the circumstances surrounding the withdrawal of election.

Basis for filing the notification of withdrawal:

Newtek Business Services Corp. (“the Company”) has changed the nature of its business so as to cease to be a business development company (“BDC”) and will convert to a bank holding company. The Company intends to conduct its activities in such a way that it will be excepted from the definition of an “investment company” provided under the Act.

In a Special Meeting of Shareholders of the Company held on June 1, 2022, a majority of the Company’s outstanding voting securities approved the proposal authorizing the Company’s Board of Directors to withdraw the Company’s election to be regulated as a BDC. At the Special Meeting of Shareholders, 10,967,111 votes were cast in favor of the proposal, and 1,039,876 votes were cast against the proposal. There were 322,547 abstentions, and 0 broker non-votes.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned Company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the City of Miami and the State of Florida on the 6th day of January 2023.

NEWTEK BUSINESS SERVICES CORP.

By:	/S/ Barry Sloane
Name:	Barry Sloane
Title:	Chief Executive Officer and President

Attest: /s/ Michael A. Schwartz
Name: Michael A. Schwartz
Title: Chief Legal Officer and Corporate Secretary